116 Huntington Avenue

Boston, MA 02116

April 17, 2009

BY EDGAR AND BY FAX (703) 813-3288

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Robert S. Littlepage, Jr.
Melissa Hauber

Re:	American Tower Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No.: 001-14195

Ladies and Gentlemen:

On behalf of American Tower Corporation (“American Tower” or the “Company”), the following responses are provided to the comments submitted to American Tower by the staff of the Commission (the “Staff”) in a letter dated April 3, 2009 (the “Letter”) relating to American Tower’s Form 10-K for the year ended December 31, 2008 (the “Form 10-K”). The responses here are keyed to the numbering of the comments in the Letter and appear below following the comments, which are restated below in italics for convenient reference.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 37

Factors Affecting Sources of Liquidity, page 43

1.	We note that you disclose the required ratios for your material debt covenants associated with the revolving credit facility and term loan. In future filings, please disclose and explain the actual ratios as of each reporting date. In addition, please provide similar disclosures for your other material debt agreements.

RESPONSE:

In response to the Staff’s comment, we will expand our disclosure in future filings to provide more detail regarding the material debt covenants under our revolving credit facility and term loan. The expanded disclosure that we intend to include in our Form 10-Q for the quarterly period ended March 31, 2009 is shown below. We believe that our existing disclosures, combined with the expanded disclosure regarding our revolving credit facility and term loan set forth below and our expanded disclosure regarding the loan agreement related to the securitization transaction included in our response to Staff comment 2 provide investors with the information requested by the Staff with respect to our material debt agreements.

In drafting the expanded disclosure below, we have focused on what we believe are the most important considerations by investors, namely (i) how much additional indebtedness we can incur and still remain in compliance with the covenants and how much our revenues could decrease while remaining in compliance with the covenants and (ii) the likelihood that we will breach a covenant. The following disclosure is based on the disclosure included in our Form 10-K, and the significant changes have been marked in bold.

“Restrictions Under Loan Agreement Relating to Revolving Credit Facility and Term Loan. The loan agreement for the Revolving Credit Facility and Term Loan contains certain financial ratios and operating covenants and other restrictions applicable to us and all of our subsidiaries designated as restricted subsidiaries on a consolidated basis. These include limitations on additional debt, distributions and dividends, guaranties, sales of assets and liens. The loan agreement also contains covenants that establish three financial tests with which we and our restricted subsidiaries must comply related to total leverage, senior secured leverage and interest coverage, as set forth below. As of March 31, 2009, we were in compliance with each of these covenants.

•

Consolidated Total Leverage Ratio: The consolidated total leverage ratio establishes a requirement that we not exceed Total Debt to Adjusted EBITDA of 6.00 to 1.00. Based on our financial performance for the twelve months ended March 31, 2009, we would have the ability to incur approximately $[•] billion of additional indebtedness and still remain in compliance with this ratio. In addition, if we maintain our existing debt levels and our expenses do not change materially from current levels, our revenues could decrease by approximately $[•] million and we would still remain in compliance with this ratio.

•

Consolidated Senior Secured Leverage Ratio: The consolidated senior secured leverage ratio establishes a requirement that we not exceed Senior Secured Debt to Adjusted EBITDA of 3.00 to 1.00. Based on our financial performance for the twelve months ended March 31, 2009, we would have the ability to incur approximately $[•] billion of additional Senior Secured Debt and still remain in compliance with this ratio. In addition, if we maintain our existing Senior Secured Debt levels and our expenses do not change materially from current levels, our revenues could decrease by approximately $[•] million and we would still remain in compliance with this ratio.

•

Interest Coverage Ratio: The interest coverage ratio establishes a requirement that we maintain a ratio of Adjusted EBITDA to Interest Expense of not less than 2.50 to 1.00. Based on our financial performance for the twelve months ended March 31, 2009, our interest expense, which was $[•] million for that period, could increase by approximately $[•] million and we would still remain in compliance with this ratio. In addition, if our interest expense does not change materially from current levels, our revenues could decrease by approximately $[•] million and we would still remain in compliance with this ratio.

The loan agreement also contains reporting and information covenants that require us to provide financial and operating information within certain time periods. If we are unable to provide the required information on a timely basis, we would be in breach of these covenants.

Any failure to comply with the financial maintenance tests and operating covenants of the loan agreement for the Revolving Credit Facility and Term Loan would not only prevent us from being able to borrow additional funds under the facility, but would constitute a default, which could result in, among other things, the amounts outstanding, including all accrued interest and unpaid fees, becoming immediately due and payable. If this were to occur, we would not have sufficient cash on hand to repay such indebtedness. The key factors affecting our ability to comply with the debt covenants described above are our financial performance relative to the financial maintenance tests defined in the loan agreement for the Revolving Credit Facility and Term Loan and our ability to fund our debt service obligations. Based upon our current expectations, we believe our operating results during the next twelve months will be sufficient to comply with these covenants.”

Restrictions Under Notes Indentures. page 44

2.	We note your disclosure that the agreements governing the terms of the loan agreement related to the securitization transaction significantly limit the ability of your subsidiaries to make distributions to you. In future filings, please expand this disclosure to quantify the effect of this limitation on your cash flows. Explain the extent to which you currently rely on the cash flows from these subsidiaries and the circumstances under which these distributions would be limited.

RESPONSE:

In response to the Staff’s comment, we will expand our disclosure in future filings related to the potential limitations on our subsidiaries to make distributions to us as a result of the terms included within the loan agreement related to the securitization transaction completed in 2007. The expanded disclosure that we intend to include in our Form 10-Q for the quarterly period ended March 31, 2009 is shown below. The following disclosure is based on the disclosure included in our Form 10-K, and the significant changes have been marked in bold.

“Restrictions Under Loan Agreement Relating to Securitization Transaction. The loan agreement related to the securitization transaction includes operating covenants and other restrictions customary for loans subject to rated securitizations. Among other things, our two special purpose subsidiaries that are borrowers are prohibited from incurring other indebtedness for borrowed money or further encumbering their assets. The organizational documents of the borrowers contain provisions consistent with rating agency securitization criteria for special purpose entities, including the requirement that the borrowers maintain at least two independent directors. The loan agreement also contains certain covenants that require the borrowers to provide the trustee with regular financial reports and operating budgets, promptly notify the trustee of events of default and material breaches under the loan agreement and other agreements related to the towers subject to the securitization transaction, and allow the trustee reasonable access to the towers, including the right to conduct site investigations.

Under the terms of the loan agreement, the loan will be paid solely from the cash flows generated by the towers subject to the securitization transaction. These funds in turn will be used to service the payment of interest on the Commercial Mortgage Pass-Through Certificates, Series 2007-1 issued in the transaction and for any other payments required by the loan agreement. On a monthly basis, after payment of all required amounts under the loan agreement, the excess cash flows generated from the operation of the towers subject to the securitization are released to the borrowers, which can then be distributed to, and used by, the Company. During the three months ended March 31, 2009, the borrowers distributed excess cash to the Company of approximately $[•] million.

Failure to comply with the covenants in the loan agreement related to the securitization transaction could prevent the borrowers from taking certain actions with respect to the towers, and could prevent the borrowers from distributing any excess cash from the operation of the towers to us. If the towers subject to the securitization transaction were ever to fail to generate operating cash flows sufficient to service the interest and other required payments under the loan agreement, all such cash flows would be required to be deposited into a reserve account instead of being released to the borrowers. If that were to occur, we would not receive any cash distributions from the borrowers, which could affect our ability to fund our discretionary expenditures, including tower construction and acquisitions, and our stock repurchase programs. In addition, if the borrowers were to default on the loan related to the securitization transaction, the trustee could seek to foreclose upon or otherwise convert the ownership of the towers subject to the securitization transaction, in which case we could lose the towers and the revenue associated with the towers.”

Critical Accounting Policies and Estimates, page 45

Goodwill—Assets Not Subject to Amortization, page 47

3.	In light of the significance of your goodwill balance, please provide comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Please disclose, in future filings, a more detailed description of the steps you perform to review goodwill for recoverability and describe the nature of the valuation techniques you employed in performing the impairment tests.

RESPONSE:

In response to the Staff’s comment, we will expand our disclosures in future filings related to goodwill impairment testing in order to provide investors with additional information about management’s insights and assumptions with regard to the recoverability of goodwill. As of December 31, 2008, the fair value of our net assets, as measured by our market capitalization, exceeded the carrying value of our net assets by over $8.0 billion. Accordingly, as set forth on page F-9 of the Form 10-K, we determined that no goodwill impairment loss should be recognized as of December 31, 2008. Absent specific developments during any particular quarter, we typically discuss our critical accounting policies only in our Form 10-K. Accordingly, assuming no developments in goodwill during the remainder of 2009, we intend to include expanded disclosure following the model shown below in our discussion of our critical accounting policies in our Form 10-K for the year ended December 31, 2009.

“Goodwill- Assets Not Subject to Amortization—The Company complies with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142) which requires that goodwill and intangible assets with indefinite lives no longer be amortized, but reviewed for impairment at least annually or whenever events or circumstances indicate the carrying value of an asset may not be recoverable.

The Company tests its goodwill for impairment annually as of December 31 or more frequently if an event occurs or circumstances indicate that the asset might be impaired. The Company utilizes the two step transitional impairment test required by SFAS No. 142 when testing goodwill for impairment. When conducting this test, the Company employs a discounted cash flow analysis, corroborated by a peer group and market valuation analysis. The key assumptions utilized in the discounted cash flow analysis include current operating performance, terminal sales growth rate, management’s expectations of future operating results, the current weighted average cost of capital, and a current tax rate. Under the first step of this test, the Company compares the fair value, as calculated using future discounted cash flows, to the carrying value of the rental and management reporting unit. If the carrying value exceeds the fair value, the Company conducts the second step of this test, in which the implied fair value of the rental and management reporting unit’s goodwill is compared to the carrying amount of that goodwill. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss would be recognized.

[During the year ended December 31, 20XX, no impairment was recorded under the first step of the test. The Company performed a sensitivity analysis on its significant assumptions and determined that none of the following negative changes in its assumptions individually, which it determined to be reasonable, would impact its conclusions: a [•]% reduction in projected net income, a [•] basis point increase in the weighted average cost of capital, and a [•]% reduction in terminal sales growth rate.]”

Consolidated Financial Statements

Note 3. Goodwill and Other Intangible Assets. page F-16

4.

We note at page F-15 that you revised the estimated useful lives of your towers and certain related intangible assets. Explain to us in quantified detail the nature of the “certain related intangible assets” and why you believe it was appropriate to revise the useful life of these intangible assets.

Include in your response a description of the factually based evidence relied upon by management as support for the revised useful life of the intangible assets.

BACKGROUND:

In order to provide background for the Company’s responses to Staff comments 4-6, we have provided below additional information regarding the intangible assets included in the Form 10-K. The Company will consider including elements of the information provided below in the disclosure regarding our intangible assets in our Form 10-K for the year ended December 31, 2009.

	Gross Balance at 12/31/2008	Net Book Value at 12/31/2008
Acquired network location	$1,055,312,496	$566,109,288

The acquired network location intangible represents the premium that the Company has historically paid for groups of tower assets that were acquired in transactions that did not constitute business combinations. These intangibles are related to either the specific location of the tower and/or the tower’s presence within a network of other towers and essentially reflect the excess capacity on a tower that the Company can lease to customers in the future. The acquired network location intangibles are tracked on a tower by tower basis. If it is determined that a tower is impaired at any point in time, the network location intangible associated with that tower is also impaired. Because these intangible assets are closely related to the towers, they are amortized over the same life as the associated towers, as discussed below.

	Gross Balance at 12/31/2008	Net Book Value at 12/31/2008
Acquired customer base	$737,108,293	$297,653,611

The acquired customer base intangible represents the value to the Company of customer contracts acquired in connection with acquisitions of groups of towers assets. These intangibles are tracked by acquisition. The Company has a proven history of maintaining strong customer relationships and contracts, and it is rare when a customer contract does not run to completion. Even in the unusual circumstance that a tower is required to be taken down, it has been the Company’s experience that any existing clients located on that tower are often relocated to another tower site. If the Company were to lose a large customer or contract, the acquired customer base intangible would be reviewed to determine whether impairment was necessary. The acquired customer base intangible is amortized on a straight-line basis over a 15 year period, which is based on an assumed contract life, including renewal periods. Historically, the Company has also taken external factors into consideration, such as tower life and potential technological obsolescence, which could limit the overall expected contract life. The Company believes that this approach is representative of the benefit derived from the customer base due to the low rate of contract cancellations. Historically, tenant leases representing less than 3% of our rental and management revenues are cancelled annually, and more recently cancellations have been less than 2% of our rental and management revenues.

	Gross Balance at 12/31/2008	Net Book Value at 12/31/2008
Acquired customer relationships	$775,000,000	$642,470,738

The acquired customer relationships intangible represents the value to the Company of the customer relationships acquired in connection with the acquisition of SpectraSite, Inc. (“SpectraSite”), which took place in 2005. The acquired customer relationships were valued principally based on the contracts in place, with assumptions regarding renewals and churn considered based on standard valuation principles. As discussed above, the Company has a proven history of maintaining strong customer relationships and contracts, and it is rare when a customer contract does not run to completion. Even in the unusual circumstance that a tower is required to be taken down, it has been the Company’s experience that, any existing clients located on that tower are often relocated to another tower site. If the Company were to lose a large customer, the acquired customer relationships intangible would be reviewed to determine whether impairment was necessary. The acquired customer relationships intangible is amortized on a straight-line basis over a 20 year period, which is based on the estimated life of the overall customer relationship, as it is rare for the Company to lose a major customer. The Company believes that this approach is representative of the benefit derived from the relationship due to the long term nature of the Company’s contracts and relationships with its customers.

	Gross Balance at 12/31/2008	Net Book Value at 12/31/2008
Acquired licenses and other	$51,866,335	$27,567,350

The acquired licenses and other intangibles consist primarily of the TVAzteca economics rights of $30.3 million and non-competition agreements of $20.2 million acquired from SpectraSite and in other tower acquisitions. The TVAzteca economic right intangible is being amortized over 70 years, as discussed on page F-16 of the Form 10-K. The non-competition intangibles were fully amortized as of December 31, 2008. The TV Azteca economic rights are amortized on a straight-line basis over the estimated useful life of the arrangement.

RESPONSE:

The “certain related intangible assets” referred to on page F-15 of the Form 10-K are our network location intangible assets. When the Company purchases tower assets, we allocate a portion of the purchase price to property, plant, and equipment for the appraised value of the towers acquired. We also allocate a portion of the purchase price to the existing customer base as of the acquisition date and any other identifiable assets to the extent applicable. If the acquisition does not represent the purchase of a business, as defined by Rule 11-(d) of Regulation S-X or EITF 98-3, any excess purchase price is then allocated to a network location intangible. This network location intangible represents the premium that the Company has paid for a tower asset that is either related to the specific location of the tower and/or the tower’s presence within a network of other towers as discussed above

As discussed on page F-15 of the Form 10-K, we completed a review of the estimated useful lives of our tower assets during the first quarter of 2008. Based on this review, we revised the estimated useful lives of our towers from our historical estimate of 15 years to a revised estimate of 20 years, effective January 1, 2008. In assessing the useful life of its towers the Company engaged an independent consultant and relied on information regarding the physical components of its towers, including their estimated lives, peer group analysis, technological obsolescence that could limit the useful life of the tower in the Company’s business, as well as the Company’s own historical operating and maintenance data. In applying the guidance in SFAS No. 142, we concluded that, due to the relationship between the appraised tower asset and the network location intangible, the life of the network location intangible asset is finite. We reached this conclusion based on the fact that the excess capacity on a tower is inextricably linked to the tower itself. Accordingly, we concluded, that the useful life of the network location intangible should match that of the tower asset to which it relates. Due to this relationship, we determined that it was also necessary to revise the estimated useful life of our network location intangible from 15 to 20 years in order to correspond to the revision of the useful life of our towers, effective January 1, 2008.

5.	Explain to us in detail how you are accounting for acquired customer contracts, acquired leases for land under towers, and your customer relationship intangible assets. With respect to customer contracts and acquired land leases, tell us if you are tracking these assets on a contract by contract basis or have you pooled them for accounting purposes. If you have pooled these intangible assets for accounting purposes, please explain to us (a) how they are pooled, (b) your basis in GAAP for pooling them, (c) how you have estimated the useful life of the pools of assets, and (d) your basis for amortizing the pooled assets using the straight-line method, if applicable.

RESPONSE:

The Company has historically estimated the fair value of intangible assets at the time of acquisition in accordance with applicable accounting standards. To the extent these assets pertain to specific sites or towers, the Company has allocated these costs on a tower-by-tower basis.

The Company accounts for acquired leases for land under towers in accordance with SFAS No. 13 “Accounting for Leases”. To the extent there are material differences between the market lease rates and the lease terms acquired, the Company records an asset for below market leases and a liability for above market leases, which are reflected in long term assets and liabilities, net of current portion, respectively. These assets and liabilities are recorded on a lease by lease basis and amortized over the term of the respective leases.

With respect to customer contracts and customer relationships, the Company tracks these assets based on the related acquisition. It has been the Company’s experience that, due to the nature of our business, the benefits derived from particular customer related assets, often generated from contractual obligations, typically exist apart from a specific site or location because a customer may move from its original location to an alternative location within the Company’s portfolio of towers, and if a tower is taken down, existing clients located on that tower are often relocated to another tower site. The Company believes that this approach is representative of the benefit derived from the relationship due to the low rate of turnover we experience with respect to customer contracts and the overall customer relationship. The Company estimates the life of these assets based on the expected life of the relationship, including expected renewals, at the time of acquisition while also taking into consideration potential market factors such as changes in technology. Most of the Company’s customer contracts are multi-year contracts, which typically may not be cancelled or, in some instances, may be cancelled only upon payment of a termination fee. Accordingly, cancellations historically have been limited. Historically, tenant leases representing less than 3% of our rental and management revenues are cancelled annually, and more recently cancellations have been less than 2% of our rental and management revenues. Additionally, it is rare for the Company to lose a major customer. Due to the long term nature of these relationships and the stability of the underlying economics of these arrangements, the Company believes that the straight line basis of amortization is appropriate for recognizing the cost in association with the period of benefit and is in accordance with paragraph 12 of SFAS No. 142.

6.	Disclose, in future filings, your method of amortizing each type of intangible asset and the assigned useful life by type of intangible asset.

RESPONSE:

In response to the Staff’s comment, we will revise our disclosure in future filings related to intangible assets to include our method of amortization for each type of intangible asset, as well as the assigned useful life. The expanded disclosure that we intend to include in our Form 10-Q for the quarterly period ended March 31, 2009 is shown below.

“The Company’s intangible assets subject to amortization consist of the following (in thousands):

	Estimated Useful Lives	As of March 31,
		2009	2008
	(years)	(in thousands)
Acquired customer base	15
Acquired network location (1)	20
Acquired customer relationships	20
Deferred financing costs (2)	N/A
Acquired licenses and other intangibles	5-15
Economic Rights, TV Azteca	70

Total
Less accumulated amortization

Other intangible assets, net

(1)	Acquired network location intangibles are amortized over the shorter of the term of the corresponding ground lease or 20 years, as the Company considers these intangibles to be directly related to the tower assets.
(2)	Deferred financing costs are amortized over the term of the respective debt instruments to which they relate. This amortization is included in interest expense, rather than in amortization of intangibles.

The Company amortizes these intangibles on a straight-line basis. As of March 31, 2009, the weighted average amortization period of the Company’s intangible assets, excluding the TV Azteca Economic Rights detailed in note 4 to the Company’s consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, is approximately [•] years. Amortization of intangible assets for the three months ended March 31, 2009 was approximately $[•] million (excluding amortization of deferred financing costs, which is included in interest expense).”

Note 11. Income Taxes, page F-27

7.	We note that you recorded an income tax benefit of $110.1 million related to losses associated with your investment in Verestar. Please clarify the nature of this benefit and explain the timing of its recognition. In this regard, it is unclear to us why you recognized the benefit in your financial statements during the period in which Verestar was liquidated instead of the period in which you ceased consolidating it. In addition, please address the following items:

•	Clarify the nature of the FIN 48 reserve of $35.7 million associated with this deduction.
•	Tell us whether you had recorded any deferred tax effects associated with this deduction in the period in which you deconsolidated Verestar.
•	Provide us with the journal entries you recorded to reflect the tax benefit and related FIN 48 reserve.
•	Clarify your disclosure on the face of the consolidated statement of operations, which indicates that you recognized an income tax benefit associated with discontinued operations of $107.9 million.

RESPONSE:

The income tax benefit of $110.1 million recorded by the Company related primarily to a worthless stock deduction (“WSD”) that the Company claimed with respect to its ownership of its subsidiary, Verestar, Inc. (“Verestar”). This deduction is available pursuant to §165(g) of the Internal Revenue Code (the “Code”) and provides that the WSD may be claimed when a parent’s investment in the stock of its subsidiary becomes worthless. In order to claim the WSD under the Code and related guidance, there are two criteria that need to be met: (1) all of the assets of the bankrupt subsidiary have been disposed of and abandoned and (2) the bankrupt subsidiary could not avail itself of its net operating losses.

Verestar filed for protection under Chapter 11 of the federal bankruptcy laws in December 2003, and we deconsolidated Verestar from our consolidated financial statements in 2003 in connection with its bankruptcy filing. However, the assets of Verestar were not disposed of in the year of deconsolidation. Accordingly, the Company did not record any deferred tax effects associated with the WSD in the period in which we deconsolidated Verestar. The operating assets of Verestar were disposed of in 2004 and subsequent periods and the ultimate distribution of proceeds was made in 2008, subsequent to the final approved plan of liquidation by the bankruptcy court. As set forth on page F-32 of the Form 10-K, the bankruptcy court approved Verestar’s plan of liquidation in April 2008, and in December 2008, Verestar was liquidated. In approving the plan of liquidation for Verestar in April 2008, the bankruptcy court determined that Verestar would not be able to use its net operating losses. Accordingly, at that point the Company claimed the WSD for tax purposes.

In the second quarter of 2008, we recorded the WSD as an asset with the corresponding tax benefit recorded under discontinued operations. The approval by the bankruptcy court of the final plan of liquidation determined the character of the loss deduction to which the Company would be entitled. If, for example, the liquidation plan had offered the Company any nominal proceeds in exchange for surrender of its shares in the bankruptcy proceedings, the Company would not have not been able to take a WSD. Instead, the Company would have been faced with a large capital loss, the utilization of which would be highly uncertain and realized only as an offset to future capital gains. Therefore, given the uncertainty regarding the final resolution of the bankruptcy proceedings, recognition of any tax benefit recorded prior to the second quarter of 2008 would have been premature.

Since the WSD is based on the investment that the Company had in Verestar’s stock, a tax basis study was performed to determine the Company’s historical tax basis in the Verestar stock. This entailed reviewing hundreds of transactions and support for numerous acquisitions made by Verestar, as well as positions taken on tax returns, and reviewing the mechanics of IRS consolidated tax loss utilization rules. Records dating back to the 2000 and 2001 periods were sometimes incomplete and required some judgment and estimate that could be challenged upon review by taxing authorities. As required by FIN 48, the Company recorded a deferred tax asset for the greatest amount of benefit that the Company believed would more likely than not be ultimately sustained upon review by the various taxing authorities. The Company will claim approximately $145.8 million on its tax return, which reflects the Company’s best estimate of what it believes it is entitled for the WSD. This amount includes the portion of the asset determined to be uncertain, which we estimated at $35.7 million and which we disclosed as an unrecognized uncertain tax position. As a result, a tax benefit in the amount of $110.1 million was credited to the income tax provision included in discontinued operations.

The journal entry (in aggregate – amounts in millions) made to record the tax benefit associated with the WSD was as follows:

Dr	Long term Deferred Tax Asset	$110.1
Cr	Income tax benefit - Discontinued Operations	$(110.1)

The income tax benefit associated with discontinued operations consists of the following (in millions):

o	WSD	$110.1
o	Tax provision associated with discontinued operations activities	$(2.2)

	Total	$107.9

*    *    *    *

In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (617) 375-7500.

Very truly yours,

/s/ Thomas A. Bartlett

Thomas A. Bartlett

Executive Vice President and Chief Financial Officer

cc:	Edmund DiSanto, Esq.

Michael John McCormack, Esq.

Mneesha Nahata, Esq.

American Tower Corporation

Thomas V. Milbury

Deloitte & Touche LLP

Sandra L. Flow, Esq.

Cleary Gottlieb Steen & Hamilton LLP